James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 18 November 2022 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 17 November 2022. Regards Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko.

  James Hardie Industries PLC Group Company Secretary Second Floor, Europa House, Harcourt Centre Harcourt Street Dublin 2, Ireland 17 November 2022 Dear Sir/Madam, Re: Disclosure of Holding below 4% Threshold Superannuation and Investments HoldCo Pty Ltd on behalf of its subsidiaries: Avanteos Investments Limited and Colonial First State Investments Limited, have a requirement to make a subsequent disclosure under Section 1048/1050 of the Companies Act 2014. These entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 3.998% ordinary share capital, as at 15 November 2022. This is based upon 17,818,183 shares held and a total of 445,654,922 voting rights on issue. Superannuation and Investments HoldCo Pty Ltd ACN 644 660 882 Level 15, 400 George Street, Sydney, NSW, 2000, Australia

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The holdings dissection between entities within Superannuation and Investments HoldCo Pty Ltd before notification obligation on 14 November 2022:

Entity	Registered Holder	Holdings of CDI's	Relevant Interest %
Colonial First State Investments Limited ACN 002 348 352	Citibank N A Hong Kong	6,675,581	1.498%
Colonial First State Investments Limited ACN 002 348 352	Citicorp Nominees Pty Limited (Australia)	10,148,375	2.277%
Avanteos Investments Limited ACN 096 259 979	Colonial First State Investments Limited	34,860	0.008%
Colonial First State Investments Limited ACN 002 348 352	Colonial First State Investments Limited	53,206	0.012%
Colonial First State Investments Limited ACN 002 348 352	Northern Trust Company	992,963	0.223%
Colonial First State Investments Limited ACN 002 348 352	UBS Nominees Pty Ltd	3,181	0.001%
		17,908,166	**4.018%**

The holdings dissection between entities within Superannuation and Investments HoldCo Pty Ltd on notification obligation on 15 November 2022:

Entity	Registered Holder	Holdings of CDI's	Relevant Interest %
Colonial First State Investments Limited ACN 002 348 352	Citibank N A Hong Kong	6,661,003	1.495%
Colonial First State Investments Limited ACN 002 348 352	Citicorp Nominees Pty Limited (Australia)	10,069,280	2.259%
Avanteos Investments Limited ACN 096 259 979	Colonial First State Investments Limited	34,860	0.008%
Colonial First State Investments Limited ACN 002 348 352	Colonial First State Investments Limited	53,231	0.012%
Colonial First State Investments Limited ACN 002 348 352	Northern Trust Company	996,628	0.224%
Colonial First State Investments Limited ACN 002 348 352	UBS Nominees Pty Ltd	3,181	0.001%
		17,818,183	**3.998%**

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Transactions on the notification obligation date:

Date of Change	Registered Company	Class	Transaction Type	Number of Securities	Cash Consideration
Tuesday, 15 November 2022	Citicorp Nominees Pty Limited (Australia)	Chess Depository Interests	Sale	4,090	122,689.37
Tuesday, 15 November 2022	Citibank N A Hong Kong	Chess Depository Interests	Purchase	26,036	780,870.41
Tuesday, 15 November 2022	Citibank N A Hong Kong	Chess Depository Interests	Purchase	3,303	99,063.41
Tuesday, 15 November 2022	Citibank N A Hong Kong	Chess Depository Interests	Sale	23,272	697,019.67
Tuesday, 15 November 2022	Citicorp Nominees Pty Limited (Australia)	Chess Depository Interests	Sale	1,081	32,365.90
Tuesday, 15 November 2022	Citicorp Nominees Pty Limited (Australia)	Chess Depository Interests	Sale	25,860	774,532.86
Tuesday, 15 November 2022	Citicorp Nominees Pty Limited (Australia)	Chess Depository Interests	Sale	43,059	1,288,863.52
Tuesday, 15 November 2022	Citibank N A Hong Kong	Chess Depository Interests	Sale	15,623	467,924.47
Tuesday, 15 November 2022	Citicorp Nominees Pty Limited (Australia)	Chess Depository Interests	Sale	5,005	149,904.76
Tuesday, 15 November 2022	Citibank N A Hong Kong	Chess Depository Interests	Sale	5,022	150,413.92
Tuesday, 15 November 2022	Colonial First State Investments Limited	Chess Depository Interests	Purchase	25	749.49
Tuesday, 15 November 2022	Northern Trust Company	Chess Depository Interests	Purchase	3,665	109,913.35

Thank you for your attention in this matter.

Yours faithfully,

Mai Poon
Senior Manager Corporate Actions